UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of APRIL, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   April 18, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Halo Resources Ltd. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         April 18, 2005

3.       PRESS RELEASE

         The press release was released on April 18, 2005 through various approved public media and filed with the TSX Venture Exchange, the British Columbia, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, Chairman
         Phone: (604) 685-9316

9.       DATE OF REPORT

         April 18, 2005.

                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 601-8208   FAX: (604) 601-8209
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                            FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

NEWS RELEASE                                                      APRIL 18, 2005


                 HALO RESOURCES ANNOUNCES SIGNING OF DEFINITIVE
  AGREEMENT WITH WOLFDEN RESOURCES INC. FOR BACHELOR LAKE PROPERTY AQUISITION

VANCOUVER, BRITISH COLUMBIA, APRIL 18TH, 2005 - MR. MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V: HLO, OTC.BB: HLOSF, FSE: HRL) is pleased to announce that it has signed a definitive agreement pursuant to which the Company will acquire from Wolfden Resources Inc. (TSX: WLF) an option to earn a 50% interest of the Bachelor Lake Property in Quebec, Canada, owned by Metanor Resources Inc.

Under the terms of the final agreement, Halo will acquire Wolfden's option to earn a 50% interest in the Property by paying, on closing: $650,000 cash, and issuing 2,100,000 common shares, with a twelve month hold period. The company will also be responsible for exploration costs on the property from the date of signing the Heads of Agreement, November 12th, 2004, to a maximum of $800,000.
 If Halo exercises the option, and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, Halo shall pay to Wolfden a bonus payment of $250,000 cash and Halo shall issue to Wolfden a further 250,000 common shares of Halo. Halo has also agreed to pay a 0.5% royalty on Halo's share of the net smelter return.

The transaction is subject to receipt of all necessary regulatory approvals and consents, including the approval of the TSX Venture Exchange.

The Bachelor Lake Property is located in the Le Sueur Township, Desmaraisville sector of Quebec. The Property consists of two mining concessions of 51 mining claims for a total of 1851 hectares. The property has excellent exploration potential as well as near term production possibilities. The Bachelor Lake mine site includes an office, a shop, a warehouse complex, a compressor room, a headframe and a 500 ton per day mill with a cyanidation plant and crusher room.

The main exploration target has been previously identified as the 1,000 feet area below 12 level, the lowest extent of the previous mine operations. Mine production commenced from the upper portion of the mine in 1982 and ceased in 1989. During the latter part of mine operations, a "B" Vein was discovered on the 11 and 12 levels.

In January 1990, a 34-hole diamond drill program, conducted by Hecla Mining Company of Canada, below 12 level yielded significant results suggesting that the mineralization there is not merely a down-dip extension of the mined out deposit, but that the deposit enters into a different structural setting at depth. Check sampling and assaying performed by Wolfden on selected intervals from this deep drilling program confirmed that the "Main" and "B" veins are richer and wider at depth than previously indicated during mining.

Halo Resources Ltd. (TSX.V:HLO/OTC.BB:HLOSF) is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. Currently the Company has a treasury of $5 million, to carry forward its operations. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.
Website: www.halores.com



ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
----------------------
PRESIDENT AND CEO
                                      -30-
FOR MORE INFORMATION CONTACT:

Marc Cernovitch
President and CEO
Tel: (604) 484-0068
Fax: (604) 484-0069
mcernovitch@halores.com


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Halo Resources Ltd. should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.